                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 1)

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                     EMCON
                           (Name of Subject Company)

                               THE IT GROUP, INC.
                        SEISMIC ACQUISITION CORPORATION
                                    (Bidder)

                      Common Stock, no par value per share
                         (Title of Class of Securities)


                                  290843 10 1
                     (CUSIP Number of Class of Securities)

                               Anthony J. DeLuca
                     President and Chief Executive Officer
                              The IT Group, Inc.
                            2790 Mosside Boulevard
                     Monroeville, Pennsylvania  15146-2792
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                  COPIES TO:


        Peter F. Ziegler, Esq.                     Paul A. Blumenstein, Esq.
     Gibson, Dunn & Crutcher LLP                    Gerald S. Walters, Esq.
       333 South Grand Avenue                 Gray Cary Ware & Freidenrich LLP
    Los Angeles, California  90071                   400 Hamilton Avenue
          (213) 229-7000                          Palo Alto, California  94301
                                                        (650) 328-6561


                           Calculation of Filing Fee
================================================================================
     Transaction valuation                             Amount of filing fee
-------------------------------------------------------------------------------
         $64,105,553*                                        $12,822**
-------------------------------------------------------------------------------

  * For purposes of fee calculation only. The total transaction value assumes the purchase in cash, at an offer price of $6.75 per Share, an aggregate of (i) 8,340,669 Shares issued and outstanding and (ii) 1,156,450 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $6.75 per Share.

  ** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the value of the Shares to be purchased.

  [_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

  Amount previously paid:  Not Applicable        Filing party:  Not Applicable
  Form or registration no.:  Not Applicable      Date filed:  Not Applicable
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     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1, dated May 17, 1999 (the "Schedule 14D-1"), of Seismic Acquisition Corporation, a California corporation (the "Purchaser"), and The IT Group, Inc., a Delaware corporation ("Parent"), filed in connection with the Purchaser's offer to purchase all issued and outstanding shares (each a "Share") of Common Stock, no par value per Share, of EMCON, a California corporation (the "Company"), as set forth in the Schedule 14D-1. All capitalized terms not defined herein have the meanings given to them in the Offer to Purchase, dated May 17, 1999, filed as Exhibit (a)(1) to the Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION.

     The responses to Item 10(b), (c) and (f) of the Schedule 14D-1 are hereby amended and supplemented as follows:

     On May 26, 1999, early termination of the 15-day waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), was granted by the United States Federal Trade Commission. Early termination or expiration of the waiting period under the HSR Act was a condition to the Offer, and such condition has now been satisfied.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     The response to Item 11 is hereby amended and supplemented as follows:

     (a)(9) Press Release issued by Parent, dated May 17, 1999, announcing the commencement of the Offer.(5)

     (a)(10) Press Release issued by Parent, dated May 27, 1999, announcing early termination under the HSR Act.(6)

-------------------

(5) Filed as Exhibit 99.3 to the Current Report on Form 8-K filed by Parent on May 20, 1999, and incorporated herein by reference.

(6) Filed as Exhibit 99.1 to the Current Report on Form 8-K filed by Parent on May 28, 1999, and incorporated herein by reference.

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                                   SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to the Schedule 14D-1 is true, complete and correct.

Dated:  May 28, 1999
                             SEISMIC ACQUISITION CORPORATION

                             By:  /s/ James G. Kirk
                                ----------------------------------------
                                   James G. Kirk
                                   President and Chief Executive Officer


                                   SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to the Schedule 14D-1 is true, complete and correct.

Dated:  May 28, 1999
                             THE IT GROUP, INC.

                             By: /s/ James G. Kirk
                                ----------------------------------------
                                   James G. Kirk
                                   Vice President, General Counsel and
                                   Secretary

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     The Schedule 14D-1 is amended and supplemented to include the following exhibit index:

                                 EXHIBIT INDEX

     (a)(1) Offer to Purchase, dated May 17, 1999.

     (a)(2) Letter of Transmittal, dated May 17, 1999.

     (a)(3) Notice of Guaranteed Delivery, dated May 17, 1999.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 17, 1999.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 17, 1999.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Summary Advertisement, dated May 17, 1999.

     (a)(8) Joint Press Release, dated May 11, 1999, issued by Parent and the Company.

     (a)(9) Press Release issued by Parent, dated May 17, 1999, announcing the commencement of the Offer. (5)

     (a)(10) Press Release issued by Parent, dated May 27, 1999, announcing early termination under the HSR Act. (6)

     (b)(1) Amended and Restated Credit Agreement, dated as of February 25, 1998, among Parent, IT Corporation ("ITC"), a wholly owned subsidiary of Parent, OHM Corporation ("OHM"), a wholly owned subsidiary of Parent, OHM Remediation Services Corp. ("OHMRSC"), a wholly owned subsidiary of OHM, Beneco Enterprises, Inc. ("Beneco"), a wholly owned subsidiary of OHM, and the institutions from time to time party thereto as Lenders and Issuing Banks (the "Lenders and Issuing Banks"), Citicorp USA, Inc., as Administrative Agent (the "Administrative Agent"), BankBoston, N.A., as Documentation Agent (the "Documentation Agent"), and Royal Bank of Canada and Credit Lyonnais New York Branch, as Co-Agents (the "Co-Agents").(1)

     (b)(2) First Amendment to Credit Agreement, dated as of September 16,
1998, among Parent, ITC, OHM, OHMRSC, Beneco, the Lenders and Issuing Banks, the Administrative Agent, the Documentation Agent and the Co-Agents.(2)

     (b)(3) Second Amendment to Credit Agreement, dated as of October 26, 1998, among Parent, ITC, OHM, OHMRSC, Beneco, the Lenders and Issuing Banks, the Administrative Agent, the Documentation Agent and the Co-Agents.(3)

     (b)(4) Third Amendment to Credit Agreement, dated as of March 5, 1999, among Parent, ITC, OHM, OHMRSC, Beneco, the Lenders and Issuing Banks, the Administrative Agent, the Documentation Agent and the Co-Agents.(4)

     (b)(5) Consent to Waiver Letter Agreement, dated as of May 10, 1999, among Parent, ITC, OHM, OHMRSC, Beneco and the Administrative Agent, individually and on behalf of the Lenders and Issuing Banks, the Documentation Agent and the Co-Agents.

     (c)(1) Agreement and Plan of Merger, dated as of May 10, 1999, among Parent, Purchaser and the Company.

     (c)(2) Mutual Nondisclosure and Confidentiality Agreement, dated as of February 10, 1999, between Parent and Raymond James Associates, Inc. on behalf of the Company.

     (d)  None.

     (e)  Not Applicable.

     (f)  None.

_________________________________

(1) Filed as Exhibit 99.1 to the Current Report on Form 8-K filed by Parent on June 18, 1998 and incorporated herein by reference.

(2) Filed as Exhibit (b)(3) to the Tender Offer Statement on Schedule 14D-1 filed by Parent on November 3, 1998 and incorporated herein by reference.

(3) Filed as Exhibit (b)(4) to the Tender Offer Statement on Schedule 14D-1 filed by Parent on November 3, 1998 and incorporated herein by reference.

(4) Filed as Exhibit 10(ii)(4) to the Transition Report on Form 10-K filed by Parent for the transition period from March 28, 1998 to December 25, 1998 and incorporated herein by reference.

(5) Filed as Exhibit 99.3 to the Current Report on Form 8-K filed by Parent on May 20, 1999 and incorporated herein by reference.

(6) Filed as Exhibit 99.1 to the Current Report on Form 8-K filed by Parent on May 28, 1999 and incorporated herein by reference.

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